UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-6695
A. Full title of the plan and the address of the plan, if different from that of issuer named below:
JO-ANN STORES, INC. 401(K) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JO-ANN STORES, INC.
5555 Darrow Road
Hudson, OH 44236

Jo-Ann Stores, Inc. 401(k) Savings Plan
Form 11-K Index
December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Advisory Committee and Participants of the
     Jo-Ann Stores, Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Jo-Ann Stores, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 and the supplemental schedule of reportable transactions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Cleveland, Ohio
July 16, 2007

Jo-Ann Stores, Inc. 401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2006 and 2005

	2006	2005

ASSETS
Investments, at fair value:
Participant directed	$51,744,391	$44,491,374
Non-participant directed:
Company Stock Fund	15,520,883	6,992,663

Total investments	67,265,274	51,484,037

Receivables:
Employer contribution	65,775	70,839
Participant contribution	191,844	202,643

Total receivables	257,619	273,482

Total assets	67,522,893	51,757,519

LIABILITIES
Corrective distributions payable	—	(7,730)

Total liabilities	—	(7,730)

Net assets available for benefits at fair value	67,522,893	51,749,789
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	71,220	107,972

NET ASSETS AVAILABLE FOR BENEFITS	$67,594,113	$51,857,761

The accompanying notes to the financial statements are an integral part of these statements.

Jo-Ann Stores, Inc. 401 (k) Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2006

	Participant	Non - Participant
	Directed	Directed	Total

Increases:
Interest and dividends	$1,891,195	$—	$1,891,195
Net appreciation in fair value of investments	5,114,430	8,586,742	13,701,172
Employee contributions	5,359,728	—	5,359,728
Employer contributions	—	1,753,773	1,753,773
Rollover contributions	253,149	—	253,149
Other	8,770	—	8,770

Total increases	12,627,272	10,340,515	22,967,787

Decreases:
Distributions	6,077,304	981,980	7,059,284
Administrative expenses	132,840	39,311	172,151

Total decreases	6,210,144	1,021,291	7,231,435

NET INCREASE FOR THE YEAR	6,417,128	9,319,224	15,736,352

Net assets — beginning of year	44,794,259	7,063,502	51,857,761

Net transfers	203,988	(203,988)	—

Net assets — end of year	$51,415,375	$16,178,738	$67,594,113

The accompanying notes to the financial statements are an integral part of this statement.

Jo-Ann Stores, Inc. 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
1. SUMMARY OF PLAN
The Jo-Ann Stores, Inc. 401(k) Savings Plan (the “Plan”) was originally adopted as of September 1, 1974, and has been amended on occasion in order to, among other things, maintain compliance with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a) Eligibility
The Plan, as amended, covers all active employees of Jo-Ann Stores, Inc. (the “Company”) and its wholly owned subsidiaries who have completed at least 90 days of service, and are not members of a recognized collective bargaining organization. A contributing participant becomes eligible for employer matching contributions after completing one year (90 days effective February 1, 2005) of service.
(b) Deferred Income Contributions
Plan participants may elect to defer up to 25 percent of their compensation, subject to an annual limitation under the Internal Revenue Code (“IRC”), and such amounts will be contributed to the Plan by the Company as deferred income contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, subject to statutory limitations. Effective August 1, 2004, Plan participants are no longer allowed to make deferred income contributions to the Company Stock Fund.
(c) Employer Matching Contributions
The Company will contribute to the Plan as a matching contribution, subject to the forfeiture provision outlined below, an adjustable percentage of the deferred income contributions made by participants (up to a six percent employee deferred income contribution, which was increased from four percent as of February 1, 2005), as well as such additional amounts as the Board of Directors may determine. These contributions are allocated among eligible participants in proportion to the deferred income contributions made on their behalf for such period and credited to their separate accounts.
The Company’s matching contribution can range from 0% to 100% and can be modified prior to the beginning of a month by the Company. As of February 1, 2005, the Company’s matching contribution of 50% of the first 4% contributed by participants was increased to 50% of the first 6% contributed by participants. All Company matching contributions are in the form of Company Common Shares, without par value (“Company Stock”). Effective July 1, 2002, the Plan was amended to allow Plan participants who have attained age 55 the ability to diversify their Company matching contributions into any of the investment options offered by the Plan.
Company contributions are funded only to the extent that they exceed cumulative forfeitures of participants terminated from the Plan. Forfeitures in the amount of $99,050 and $49,170 were utilized to reduce Company contributions during 2006 and 2005, respectively. The amount of unutilized forfeitures as of December 31, 2006 and 2005 were $24,285 and $14,792, respectively. The unutilized forfeitures as of December 31, 2006 will be used to reduce Company contributions during 2007.

(d) Investment of Employee Contributions
Under the Plan, each participant selects the manner in which deferred income contributions to their account are to be invested. There is risk of loss with each investment option, although the degree varies by the nature of the investment. None of the investment options provide for any guarantee against loss. Participants should refer to the Plan document for a more complete description of the Plan’s investment options. The following investment options were available as of December 31, 2006. Contributions are invested in 1% increments, up to 100%, in any of the following investment options:
•	Vanguard Target Retirement 2045 Fund – Investments are made in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2045.

•	Vanguard Target Retirement 2035 Fund – Investments are made in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2035.

•	Vanguard Target Retirement 2025 Fund – Investments are made in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2025.

•	Vanguard Target Retirement 2015 Fund – Investments are made in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2015.

•	Vanguard Target Retirement 2005 Fund – Investments are made in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2005.

•	Vanguard Target Retirement Income Fund – Investments are made in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.

•	Vanguard Retirement Savings Trust – Investments made in high-quality, fixed income securities with financial backing from insurance companies and banks that will enable it to maintain a constant $1 per share net asset value.

•	PIMCO Total Return Fund – Administrative Class – Investments made in bonds maintaining an average duration ranging between 3 and 6 years.

•	Vanguard Windsor II Fund – Investments made in a diversified group of out-of-favor stocks of large-capitalization companies.

•	Vanguard 500 Index Fund – Investments made in stocks of all or substantially all of the companies that make up the Standard & Poor’s 500 Index.

•	TCW Galileo Select Equities Fund – Class N – Investments made primarily in common stocks of larger companies.

•	ICM Small Company Portfolio – Investments made in common stocks of smaller companies, primarily small, less-established companies.

(d) Investment of Employee Contributions — (continued)
•	Vanguard Explorer Fund – Investments made mainly in stocks of smaller companies with above-average prospects for growth.

•	American Funds EuroPacific Growth Fund – Class R-4 – Investments made primarily (80% of assets in the fund) in securities of issuers located in Europe and the Pacific Basin.

•	Jo-Ann Stores Company Stock Fund – Employer matching contributions are made in Company Stock.
Participants may change their investment election with respect to future contributions on a daily basis.
(e) Vesting Requirements
Participants’ deferred income contributions, together with earnings thereon, vest immediately. All Company contributions, plus earnings thereon, vest ratably over a four-year period as follows:

Vested
Years of Service	Percentage

Less than one	0%
1	0%
2	33%
3	67%
4	100%
A participant’s entire interest in the Plan becomes fully vested upon his or her death while employed, attainment of age 65 or permanent and total disability.
(f) Benefit Payments
Upon termination of service, a participant receives a lump-sum amount equal to the vested portion of his or her account, as defined by the Plan.
Prior to termination of employment or age 59 1/2, contributions may only be withdrawn in the event of financial hardship as defined by the IRC.
(g) Participant Loans
Participants may borrow against their vested balances pursuant to the loan provision of the Plan. The maximum loan amount available to a participant is 50% of their vested account balance, but not to exceed $50,000. The maximum term of a loan is five years, which may be exceeded if the loan is for the purchase of a dwelling that will be the participant’s primary residence. Participant loans are repaid through payroll deductions with the interest rate fixed at the prime rate plus one percent at the time of the inception of the loan. Interest rates on participant loans ranged from 5% to 9.25% at December 31, 2006 and 5% to 10.5% at December 31, 2005. Participant loans outstanding were $1,142,455 and $1,087,976 at December 31, 2006 and 2005, respectively. Interest income on participant loans was $67,557 for the Plan year ended December 31, 2006.
(h) Fees and Expenses
Generally, costs incidental to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. Other costs and expenses incurred in administering the Plan, including fees of the asset custodian, are generally paid by the Plan. At the discretion of the Company, certain Plan expenses, such as audit fees and database access fees, are paid by the Company. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(i) Plan Termination
Although it has not expressed any intent to do so, the Company, with the approval of the Board of Directors, has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
(b) Adoption of New Accounting Standard
The Plan has adopted the provisions of FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) with respect to fully benefit-responsive investment contracts. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contract is included at fair value within the total investments of the Plan and is adjusted to contract value in the statements of net assets available for Plan benefits. The provisions of the FSP have been retroactively adopted for the year ended December 31, 2005 for comparative purposes. The statement of the changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.
(c) Valuation of Investments
The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued based on quoted market prices. The common/collective trust is valued at the unit of value of the fund which is based on the fair value of the underlying investments. The fair value of the common/collective trust fund is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts as described in paragraph (b) above. Loans to participants are stated at their outstanding balance which approximates fair value.
The Vanguard Retirement Savings Trust is a tax-exempt collective trust with an investment strategy that primarily invests in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities. The investment objective is to diversify its assets among high credit-quality investments and investment contracts which are structured to smooth market gains and losses over time.
The trust’s investment policy is to invest in a combination of synthetic contracts backed primarily by Vanguard bond funds, traditional investment contracts backed by major insurance providers and bank contracts. The trust’s credit guidelines require that traditional investment contracts be rated at least AA. The trust will maintain an average maturity between 2-3 years.
Traditional investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance or financial institution that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Traditional investment contracts are valued based on estimated fair value, computed using discounted cash flows.
Synthetic contracts are either backed by mutual funds or securities that are owned by the fund. The synthetic contracts are valued based on the aggregate market value of the applicable mutual funds or securities. These contracts provide for benefit-responsive withdrawals at contract value. The crediting rate of the contract is set at the start of the contract and typically resets every quarter.

(c) Valuation of Investments — (continued)
•	Synthetic contracts backed by mutual funds. The interest rate on the contracts backed by mutual funds will change quarterly but will not fall below zero based upon the performance of the underlying investment portfolio. The contract has no stated maturity dates and can be terminated by either party (the trust or the contract issuer) after providing 60 day’s notice.

•	Synthetic contracts backed by securities. The interest rate on the contracts backed by securities will change quarterly and will not fall below zero, but the rates are based upon the yields of a five-year treasury note. These contracts provide liquidity for participant transactions after other short-term investments are redeemed.
Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend rate.
In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for benefits.
(d) Payment of Benefits
Benefits are recorded when paid.
(e) Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.
(f) Recently Issued Accounting Pronouncements
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently in the process of assessing the impact, if any, that the adoption of SFAS 157 will have on the Plan’s financial statements.
3. TAX STATUS
The Plan, which was amended and restated effective July 30, 2004, is a prototype plan of Vanguard Fiduciary Trust Company which received a favorable opinion letter dated August 22, 2001, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable sections of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4. INVESTMENTS
The following investments of the Plan exceed 5% of the Plan’s net assets available for benefits at either December 31, 2006 or 2005.

	2006	2005

PIMCO Total Return Fund	$3,542,430	$3,545,727
TCW Galileo Select Equities Fund Class N	5,162,174	5,987,449
Vanguard 500 Index Fund	10,295,667	8,498,643
Vanguard Retirement Savings Trust (at contract value)	7,401,302	8,187,371
American Funds Euro Pacific Growth Fund	3,439,521	2,534,148
Jo-Ann Stores Company Stock	22,565,922	10,959,698
Non-participant directed investments consisted solely of Company Stock aggregating $15,520,883 and $6,992,663 at December 31, 2006 and 2005, respectively. Net appreciation for Mutual Funds was $1,904,138 and Company Stock was $11,797,034 for the Plan year ended December 31, 2006.
5. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of a common/collective trust fund and mutual funds managed by The Vanguard Group. The Vanguard Group is the asset custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions.
6. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
7. SUBSEQUENT EVENTS
Effective January 1, 2007, the employer match will no longer be in the form of Company Stock. Company matches made after January 1, 2007 will be in cash and will be invested at the direction of the participant. Effective January 1, 2007, each participant also has the right to transfer prior Company matches (and the earnings thereon) into any of the other investments offered by the Plan.

Schedule I
Jo-Ann Stores, Inc. 401(k) Savings Plan
EIN: 34-0720629
Plan Number: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

	Identity of Issue	Description of Investment	Cost		Current Value

	Non-Participant Directed Funds:
*	Jo-Ann Stores Company Stock	Common Stock	$13,974,109		$15,520,883

	Total Non-Participant Directed Funds		$13,974,109		15,520,883

	Participant Directed Funds:
	American Funds EuroPacific Growth Fund Class R-4	Mutual Fund	*	*	3,439,521
	PIMCO Total Return Fund	Mutual Fund	*	*	3,542,430
	TCW Galileo Select Equities Fund Class N	Mutual Fund	*	*	5,162,174
	UAM ICM Small Company Portfolio	Mutual Fund	*	*	2,409,347
*	Vanguard 500 Index Fund	Mutual Fund	*	*	10,295,667
*	Vanguard Explorer Fund	Mutual Fund	*	*	2,810,876
*	Vanguard Target Retirement 2005	Mutual Fund	*	*	190,916
*	Vanguard Target Retirement 2015	Mutual Fund	*	*	2,139,379
*	Vanguard Target Retirement 2025	Mutual Fund	*	*	2,163,858
*	Vanguard Target Retirement 2035	Mutual Fund	*	*	1,223,358
*	Vanguard Target Retirement 2045	Mutual Fund	*	*	286,989
*	Vanguard Target Retirement Income Fund	Mutual Fund	*	*	148,565
*	Vanguard Windsor II Fund	Mutual Fund	*	*	2,413,735
*	Vanguard Retirement Savings Trust	Common/Collective Fund	*	*	7,330,082
*	Jo-Ann Stores Company Stock	Common Stock	*	*	7,045,039
*	Participant Loans	5.0% - 9.25%	*	*	1,142,455

	Total Participant Directed Funds				51,744,391

	Total Investments				$67,265,274

*	Represents party-in-interest

**	Historical cost is not presented as these investments are participant directed.

Schedule II
Jo-Ann Stores, Inc. 401(k) Savings Plan
EIN: 34-0720629
Plan Number: 001
Schedule H, Line 4j — Schedule of Reportable Transactions
December 31, 2006
Aggregate of transactions involving the same security exceeding 5% of beginning current value of plan assets:

(a)	(b)	(c)	(d)	(e)	(f)	(g)
Identity of Party	Description of	Purchase	Selling	Cost of	Current	Net
Involved	Asset	Price	Price	Asset	Value	Gain/(Loss)

Jo-Ann Stores, Inc.	Jo-Ann Stores Company Stock	$2,078,681			$2,078,681

Jo-Ann Stores, Inc.	Jo-Ann Stores Company Stock		$2,259,492	$3,319,507	$2,259,492	$(1,060,015)

**	The Jo-Ann Stores Company Stock Fund contains participant account balances that are both participant-directed and non-participant-directed. Because the fund contains balances that are non-participant-directed, the entire fund is considered non-participant-directed for purposes of this schedule.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Jo-Ann Stores, Inc. 401(k) Savings Plan Advisory Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Jo-Ann Stores, Inc. 401(k) Savings Plan

By:	Jo-Ann Stores, Inc. 401(k) Savings Plan Advisory Committee

/s/ David Goldston		July 16, 2007
Senior Vice President, General Counsel and Secretary of Jo-Ann Stores, Inc. and Secretary of the Advisory Committee

JO-ANN STORES, INC. 401(K) SAVINGS PLAN
Index to Exhibits

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm